Exhibit 99.1

RepliCel Life Sciences to Present at Biotech Showcase 2015 in San Francisco

Meetings focused on investors, analysts, and potential partners for RCS-01 and RCT-01 cell therapies

VANCOUVER, Jan. 7, 2015 /CNW/ - RepliCel Life Sciences Inc. (TSX.V: RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies announced today that CEO and President, David Hall, and Vice-President of Business and Corporate Development, Lee Buckler, will be representing RepliCel Life Sciences Inc. at the Biotech Showcase 2015, January 12-14th in San Francisco, CA at the Parc 55 Wyndham in Union Square.

Hall will be presenting Monday, January 12th at 2:30 PM (ET) at C – Mission II on the 4th floor, providing updates on RepliCel's clinical programs for chronic Achilles tendinosis (RCT-01), sun damaged and aging skin (RCS-01), and pattern hair loss (RCH-01) in addition to the development of its own proprietary injection device.

"The Biotech Showcase has become a central hub for the regenerative medicine industry during this healthcare investment week in San Francisco," stated RepliCel CEO, David Hall.  "It begins with the Alliance for Regenerative Medicine Industry Briefing on Monday morning and is followed by a series of public and private company presentations over the course of the conference including RepliCel Life Sciences."

"We are pleased to use the opportunity next week presents us to drive our partnering discussions forward," stated RepliCel VP, Lee Buckler.  "2015 will be a busy year in terms of our clinical programs and data read outs and this week provides an opportunity to advance our company's programs with analysts, bankers and potential development partners."

The Biotech Showcase is one of the largest annual healthcare investor conferences and partnering meetings, dedicated to providing both public and private life sciences and biotechnology companies the opportunity to meet and present to investors and executives in the pharmaceutical industries. In its seventh year, Biotech Showcase is expected to attract upwards of 1,700 attendees and over 1,100 companies engaged in one-on-one meetings, plenary sessions, workshops and networking.

About RepliCel
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aged skin, and pattern baldness. Shiseido has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The Company's product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696, tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693, lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 08:00e 07-JAN-15